Mail Stop 3561
                                                           September 27, 2018


Mr. Brent Y. Suen
Chief Executive Officer
Weyland Tech, Inc.
85 Broad Street, 16-079
New York, NY 10004

        Re:      Weyland Tech, Inc.
                 Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2016
                 Filed September 12, 2018
                 Form 10-Q for Fiscal Quarter Ended June 30, 2018
                 Filed August 14, 2018
                 File No. 000-51815

Dear Mr. Suen:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our March 6,
2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2016, as amended

Item 9A. Controls and Procedures, page 3

    1. We note your revised disclosure that your Chief Executive Officer and Chief Financial
       Officer concluded your disclosure controls and procedures were effective as of December
       31, 2016. However, the disclosure in your original Form 10-K implied that your disclosure controls and procedures were not effective as of December 31, 2016, and you confirmed to us in your response dated April 11, 2018 to comment 3 in our March 6,
       2018 comment letter that your management concluded your disclosure controls and procedures were not effective as of December 31, 2016. Please file a further amendment to your December 31, 2016 Form 10-K to revise your Disclosure Controls and
 Mr. Brent Suen
Weyland Tech, Inc.
September 27, 2018
Page 2

       Procedures conclusion to be consistent with your April 11, 2018 response or advise us in detail why you believe no such revision is required.

    2. We note that in your revised Management's Report on Internal Control over Financial
       Reporting your management concluded that your internal controls over financial reporting were effective as of December 31, 2016. However, the disclosure in your original Form 10-K indicated that you had identified material weaknesses in your internal controls over financial reporting as of December 31, 2016, and you confirmed to us in your response dated April 11, 2018 to comment 3 in our March 6, 2018 comment letter that your management concluded your internal controls over financial reporting were not effective as of December 31, 2016. Please file a further amendment to your December
       31, 2016 Form 10-K to revise your Management's Report on Internal Control over
       Financial Reporting to be consistent with your April 11, 2018 response or advise us in detail why you believe no such revision is required.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Item 4. Controls and Procedures, page 22

    3. We note your disclosure that as of the end of the period covered by this Annual Report on
       Form 10-K, your Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of your disclosure controls and procedures and based on this evaluation they concluded that your disclosure controls and procedures were effective as of December 31, 2017. We further note your disclosure on page 23 that there were no changes in your internal control over financial reporting that occurred during the quarter ended December 31, 2017 that have materially affected your internal control over financial reporting. These disclosures do not satisfy the requirements of Item 4 to Part I of Form 10-Q since they do not provide the information required by Item 307 and Item
       308(c) of Regulation S-K as of the quarter end. Please amend your Form 10-Q to provide these disclosures as of June 30, 2018. Additionally, please confirm to us that all future interim reports will provide management's conclusion regarding the effectiveness of your disclosure controls and procedures and will disclose whether any changes occurred in your internal control over financial reporting that materially affected your internal control over financial reporting as of the quarter end.
 Mr. Brent Suen
Weyland Tech, Inc.
September 27, 2018
Page 3

      You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me, at (202)
551-3737 with any questions.


                                                        Sincerely,

                                                        /s/ Jennifer Thompson

                                                        Jennifer Thompson
                                                        Accounting Branch Chief
                                                        Office of Consumer
Products